ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-44344

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. Rivkin & Company, Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

12 West Delaware Avenue

(No. and Street)

Pennington	New Jersey	08534
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeroen Hoovers   809-730-4200
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercurius & Associates LLP

(Name – if individual, state last, first, middle name)

A-94/8 Wazirpur Industrial Area	Main Ring Road	Delhi	110052
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [✓] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Jeroen Hoevers _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H. Rivkin & Company, Inc _____ , as of December 31 _____ , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

DORIS L FIGUEROA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01FI6275311
Qualified in Kings County
Commission Expires January 28, 20 25

3/31/23

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. RIVKIN AND COMPANY, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
(OTHER LEGAL AND REGULATORY REQUIREMENTS)

December 31, 2022

H. RIVKIN AND COMPANY, INC.

TABLE OF CONTENTS

December 31, 2022


Report of the Independent Registered Public Accounting Firm

To the Board of Directors of H Rivkin and Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of H Rivkin and Company, Inc. (the "Company") as of December 31, 2022 and the related statements of operations, changes in member's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commissions. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.



In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the H Rivkin and Company, Inc's Auditor since 2019.

New Delhi, India
March 31, 2023.

Assets

Cash	6,245
Other Assets	4,141
Broker Receivable	24,120
Commission Receivable	1,000
Deferred Tax Asset	99,084
Total Current Asset	134,590
Total Assets	**134,590**

Liabilities and Stock Holder's Equity

Liabilities

Accounts Payable	2,900
SBA Loan	25,000
Total Liabilities	27,900

Stockholder's Equity
Common Stock - Par value $0.01
Authorised - 200,000 shares

Issued - 25,000 shares	250
Additional paid in capital	234,789
Accumulated Deficit	(129,349)
Total Stockholders' equity	105,690
Total liabilities and stockholder's equity	**134,590**

Revenues		
Commission income	$	7,500
Other Income		1,000
Total revenues		8,500
Expenses		
Employee compensation and benefits		(459)
Legal and professional services		7,662
Licenses and registration		3,310
Clearing costs		5,089
Other		18,749
Total expenses		34,351
Income (loss) before income tax		(25,851)
Deferred tax benefit		-
Net Income (loss)	$	(25,851)

H. RIVKIN AND COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2022

	Total	Common stock	APIC	Accumulated Deficit
Stockholder's equity at Decemeber 31,2021	$125,438	$250	$233,789	$(136,374)
Shareholder's withdrawal	$1,000		$1,000	
Net income(Loss)	$ (25,851)			$(25,851)
Adjustment through retained earning	$5,103			$5,103
Stockholder's equity at Decemeber 31,2022	$105,690	$250	$234,789	$(115,626)

Cash flows from operating activities		
Net income	$	(25,851)
Adjustments to reconcile net income to net cash		
provided by (used in) used in operating activities		
Decrease (Increase)in broker receivable		40,230
Decrease (increase) in other assets		(4,141)
Increase(decrease) in accounts payable		(2,860)
Net cash provided by (used in) operating activities		7,378
Cash flows used in financing activities		
Increase in Short term loan		(3,121)
Stockholder withdrawals		1,000
Net cash used in financing activities		(2,121)
Net increase (decrease) in cash		5,257
Cash at December 31, 2021		988
Cash at December 31, 2022	$	6,245

See accompanying notes to financial statements.

Note 1 – Summary of Significant Accounting Policies

Business Activity

H. Rivkin and Company, Inc. (the "Company") was incorporated in the State of New York on March 2, 1992. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Exchange Commission ("SEC"), and the Securities Investor Protections Corporation ("SIPC").

On March 31, 2015, the Company's stockholders entered into a Purchase/Sale Agreement to sell 100% of their outstanding stock in the Company to the members of New Deventer Enterprises, LLC (the purchaser). On May 15, 2015, the purchaser had applied and received approval as a broker/dealer with FINRA. FINRA approval has been granted and the purchaser now owns 100% of the stock in the Company.

The Company is engaged in business as a securities broker-dealer and active in the secondary market for equities, corporate bonds, and bank loans.

The Parent is committed to contributing capital to fund the broker dealer if needed.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Method of Accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property and equipment are 5-7 years.

Statement of Cash Flows

The Company is in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Note 1 – Summary of Significant Accounting Policies (continued)

Investments Inventory and Fair Value

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level l) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The fair value of substantially all securities is determined by quoted market prices and are classified as Level 1. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market and are classified as Level 2. Gains or losses on securities sold are based on the specific identification method.

Income Taxes

The Company, organized in the state of New Jersey as a corporation, files a corporation tax return.

Note 1 – Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertainty in Income Taxes." The standard prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and disclosures required. Under this standard, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carry forwards. (See Note 9).

The Company files Federal as well as New Jersey tax returns. The company's tax returns are no longer subject to tax examinations by federal or state taxing authorities for years before 2013.

Financial Instruments

The Company's financial instruments are cash and cash equivalents, brokers' receivable, prepaid expenses, accrued expenses, accounts payable, and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, broker payable, accrued expenses and related payables, and income taxes payable approximate their fair values based on their short-term nature. The recorded values of inventory - securities approximate their fair value based on market quotes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions and Revenue Recognition

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a trade date basis.

Note 2 – Concentrations of Credit Risk

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 – Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Wedbush Clearing. December 31, 2022, the account balance was $23,119.

Note 4 – Deposit with Clearing Broker

Pursuant to the clearing agreement with Wedbush Clearing ("Clearing Broker"), the Company introduces all of its securities transitions to the clearing broker on a fully disclosed basis. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2022 was -$0.

Note 5 —Property & Equipment

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Furniture and fixtures	$ 19,255	5-7 years
Office equipment	15,547	5-7 years
Automobile	15,404	5-7 years
	50,206	
Less: accumulated depreciation	(50,206)	
Property and equipment, net	$ 0	

Depreciation expense for the year ended December 31, 2022 was $0.

Note 6 – Commitments and Contingencies

Commitments

The Company entered into a loan agreement with the SBA in the principal amount of $25,000. Proceeds are to alleviate economic injury caused by the 2019 Coronavirus Pandemic. Payments are to begin twelve months from the date of June 2020. Interest will accrue at 3.75% and the note will mature in thirty years. No interest was charged in 2022 and this loan is present on the financial statements.

Each Note includes events of default. Upon the occurrence of an event of default, the Lender will have the right to exercise remedies against the Company, including the right to require immediate payment of all amounts due under the Note.

Contingencies

The Company was named as an interested party in a settlement involving owners of its parent company. The settlement had no effect on the Company's operations, assets or liabilities.

The Company had no other commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2022, or during the year then ended.

Note 7 – Related Party Transactions

The Company had a few related party transactions during the year ended December 31, 2022.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2022, the Company had net capital of $31,606 which exceeded its required net capital by $26,606. The Company's ratio of aggregate indebtedness ($27,900) to net capital was 0.86 to 1, which is less than the 15 to 1 maximum allowed.

Note 9 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax liability has been estimated using the tax rates in effect at the present time.

The provision for income tax expenses (benefits) at December 31, 2022, is comprised of the following:

Current income tax expense (benefit)	
Federal	$ -
State	525
Total current income tax expense (benefit)	525
Deferred income tax expense (benefit)	
Federal	(9,041)
State	-
Total deferred income tax expense (benefit)	(9,041)
Total provision for income tax expense (benefit)	$ (8,516)

Deferred taxes arise due to the Company's net operating loss carryforwards. For the year ended December 31, 2022, the Company has available $436,297 in net operating loss carryforwards, expiring beginning 2029.

Note 10 – Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or

equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2022, or during the year then ended.

Note 11 – Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 12 - Recent Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 201[10 Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Stand Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018. ASC Topic 606 had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2022. Management has determined that ASU 2016-02 did not have a material impact on the Company's financial statements.

Note 13 – Legal Matters

The Company in the normal course of its business may be named in matters arising from its activities as a broker-dealer. In the opinion of management, there are no legal issues that arose throughout the audit period.

SUPPLEMENTARY INFORMATION
OTHER LEGAL AND REGULATORY REQUIREMENTS

Net Capital

Total member's equity	$	105,690
Add: SBA Loan		25,000
Less: Non-allowable assets:		
DTA		(99,084)
Net Capital	$	31,606
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $1,734 or $5,000, whichever is greater		5,000
Excess Net Capital	$	26,606

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited amended Form X-17A-5 report dated December 31, 2022.

A computation of reserve requirements is not applicable to H. Rivkin and Company, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Information relating to possession or control requirements is not applicable to H. Rivkin and Company, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

H. Rivkin and Company, Inc.

Report on Exemption Provisions

For the Year Ended December 31, 2022



Mercurius & Associates LLP
(formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of H Rivkin and Company, Inc.

We have reviewed H Rivkin and Company, Inc. assertions, included in the accompanying H Rivkin and Company, Inc's. Exemption Report, in which (1) H Rivkin and Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the year ended December 31, 2022 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 under the Securities Exchange Act, 1934.

Mercurius & Associates LLP

Mercurius & Associates LLP
(*Formerly known as* AJSH & Co LLP)

New Delhi, India
March 31, 2023



Assertions Regarding Exemption Provisions

We, as members of management of H. Rivkin and Company, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the year ended December 31, 2022.

H. Rivkin and Company, Inc.

By:

Jeroen Hoevers

(Jeroen Hoevers, Managing Stockholder)

3-30-2023

(Date)